
02003856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43985


RECEIVED
MAR 0 1 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRIME EXECUTIONS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 BROADWAY, SUITE 1740
(No. and Street)

NEW YORK	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CALABRESE **(212) 785-0200**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEMPISTY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name — *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 1003	**NEW YORK**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
MAR 1 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **ANDREW SILVERMAN**, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **PRIME EXECUTIONS, INC.**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIME EXECUTIONS

DECEMBER 31, 2001

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

The Stockholders' of
Prime Executions, Inc.

We have audited the accompanying statement of financial condition of Prime Executions, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prime Executions, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 19, 2002

PRIME EXECUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 240,505
Floor brokerage receivable (Note 4)	680,555
Deposits with clearing brokers (Note 4)	336,443
Receivable from clearing broker (Note 4)	1,690
Commissions receivable (Note 4)	112,839
Property and equipment (net of depreciation of $59,896)	54,688
Loans and advances	8,541
Other receivables	42,178
Securities owned, not readily marketable, at estimated fair value (Note 8)	15,600
Prepaid expenses	63,983
Contributed seat at market value	2,000,000
TOTAL ASSETS	$ 3,557,022
LIABILITIES AND STOCKHOLDERS' EQUITY	
Floor brokerage payable (Note 4)	$ 62,973
Accounts payable and accrued expenses	628,343
Due to officer	150,000
Due to employee	97,000
Income taxes payable	12,148
Contributed seat at market value	2,000,000
TOTAL LIABILITIES	2,950,464
Commitments (Note 7)	
Stockholders' equity	
Common stock, $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	200,000
Retained earnings	466,458
Less: Treasury stock	(60,000)
TOTAL STOCKHOLDERS' EQUITY	606,558
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,557,022

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Prime Executions, Inc. (the "Company") was incorporated in the State of Delaware on November 27, 1987 as Andrew Silverman, Inc. The name was changed to Silverman Brothers, Inc. on February 12, 1991 and then to Prime Executions, Inc. on October 7, 1997.

On July 29, 1991, the Company was granted registration as a broker dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934 by the Securities and Exchange Commission ("SEC"), and on June 21, 1991 the Company's membership on the New York Stock Exchange ("NYSE") was approved as a successor to Andrew Silverman, Sole Proprietor, NYSE.

Nature of Business

The Company's business is that of a New York Stock Exchange floor broker. Additionally, commission income is earned by the Company on security transactions in the United States which it executes on behalf of its customers. Such transactions are cleared on a fully-disclosed basis by the Company's clearing brokers.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

Depreciation Policy

The Company's property and equipment is depreciated on a straight line basis over their estimated useful lives of five to seven years for book purposes and accelerated methods are used for tax purposes.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2001.

NOTE 3- NET CAPITAL

The Company is a member firm of the New York Stock Exchange, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $405,282 at December 31, 2001 which exceeded the regulatory requirement of $127,232 by $278,050. The ratio of aggregate indebtedness to net capital was 4.71 to 1 at December 31, 2001.

NOTE 4- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Deposits with clearing brokers	$ 336,443	$ -
Receivable from clearing brokers	1,690	-
Fees and commissions receivable	112,839	-
Floor brokerage receivable/payable	680,555	62,973
	$ 1,131,527	$ 62,973

NOTE 5- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2001 consists of the following:

	Current	Deferred	Total
Federal	$ 31,000	$ -	$ 31,000
State and local	32,000	(16,000)	16,000
	$ 63,000	$ (16,000)	$ 47,000

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rates to pretax income of 34%, as a result of the following:

Computed expected tax expense	$ 31,000
Add:	
State income taxes net of federal benefit	13,600
Tax on non deductible book expenses	18,400
	$ 63,000

NOTE 6- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- COMMITMENTS

Occupancy

The Company has entered into lease agreements for office space and equipment which expire at various times through October 2005. The Company also rents storage space on a month to month basis. During 2001 the Company paid $83,476 in rent expense. Remaining commitments under the operating leases mature as follows:

Year ending December 31,		
2002	$	58,028
2003		47,990
2004		49,430
2005		42,216
		197,664

Capital Lease

The Company leases an automobile under a capital lease which expires in December, 2002. The lease is secured by the underlying asset. There is no liability because the lease was prepaid at inception. Assets under capital lease at December 31, 2001 were:

Auto	$	32,348
Less accumulated depreciation		(22,395)
	$	9,953

Seat Lease

The Company leases three seats on the New York Stock Exchange ("NYSE"). In accordance with NYSE rules, the aggregate seat lease payments due for the 12 months following the year end are included in aggregate indebtedness for the purpose of calculating the Company's minimum net capital requirement. During 2001 the Company paid $1,133,575 in seat lease expense. Commitments under the seat leases for 2002 amount to $958,000.

NOTE 8- SECURITIES OWNED, NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange and no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities, at estimated fair value, consist of the following:

Equities	$ 15,600

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10- EMPLOYEE BENEFIT PLANS

Effective January 1, 1999, the Company adopted the Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are at least age 21 and have completed 1,000 hours of service are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. The Company made no contributions in 2001.